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18007487

MAIL Received MAR 2018 WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69764

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/17 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FRONTCOURT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

180 MOUNT AIRY ROAD, SUITE 204
(No. and Street)

BASKING RIDGE (City) NJ (State) 07920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SCOTT BROWN 646-661-6485 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DAVID LUNDGREN & COMPANY CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
(Name – *if individual, state last, first, middle name*)

505 NORTH MUR-LEN ROAD (Address) OLATHE (City) KS (State) 66062 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, SCOTT BROWN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FRONTCOURT SECURITIES LLC, as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

KENDRA YASMIN PHILLIP
Notary Public, State of New York
No. 01PH6339187
Qualified in Kings County
Commission Expires March 28, 2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Frontcourt Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Frontcourt Securities, LLC as of December 31, 2017, the related statements of operations, changes in member's equity, and cash flows for the period October 1, 2017 to December 31, 2017, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Frontcourt Securities, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America

Basis for Opinion

These financial statements are the responsibility of Frontcourt Securities, LLC's management. Our responsibility is to express an opinion on Frontcourt Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Frontcourt Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Frontcourt Securities, LLC's financial statements. The supplemental information is the responsibility of Frontcourt Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

David Lundgren & Co

We have served as Frontcourt Securities, LLC's auditor since 2018.

Olathe, Kansas

February 23, 2018

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of Frontcourt Securities, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, which were agreed to by Frontcourt Securities, LLC (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the period October 1, 2017 to December 31, 2017. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences.
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the period October 1, 2017 to December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the period October 1, 2017 to December 31, 2017, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences, and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Olathe, Kansas
February 23, 2018

Statement of Financial Condition
December 31, 2017

ASSETS

Assets:	
Cash	$201,162
Prepaid Expenses	2,602
Total Assets	$203,764

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Liabilities	$0.00
Member's Equity	203,764
Total Liabilities and Member's Equity	$203,764

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Operations
For the Period September 1, 2017 to December 31, 2017

Revenues:	$300,000
Expenses:	
Accounting	800
Bank Service Charges	20
Compliance	7,069
Computer and Internet Expenses	84
Legal	3,568
Licenses and Fees	9,104
Meals and Entertainment	80
Office Supplies	137
Rent Expense	2,609
Repairs and Maintenance	310
Telephone Expense	24
Travel Expense	36
Total Expenses:	23,840
Net Income:	$276,160

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Cash Flows
For the period September 1, 2017 to December 31, 2017

OPERATING ACTIVITIES	
Net Income	$276,160
Adjustments to reconcile Net Income to net cash provided by operations:	
FINRA Flex Account	(986)
Net Cash Provided by Operating Activities	275,174
FINANCING ACTIVITIES	
Members Draw	(90,000)
Net Cash Provided by Financing Activities	(90,000)
Net Cash Increase for the Period	185,174
Cash at September 1, 2017	15,988
Cash at December 31, 2017	$201,162

The accompanying notes are an integral part of these financial statements

Frontcourt Securities, LLC

Statement of Member's Equity
For the Period September 1, 2017 to December 31, 2017

Balance at September 1, 2017		$17,604
Member's Draw	(90,000)	
Net Income	276,160	
Balance at December 31, 2017		$203,764

The accompanying notes are an integral part of these financial statements

1. Nature of Business:

Frontcourt Securities, LLC (the Company), was formed on November 30, 2015. The company was formed for the purpose of acting as a broker dealer with the capacity and qualifications to advise clients on mergers and acquisitions, capital raising, and other advisory services. The company generated revenues in the most recently ended fiscal year from fees charged to clients.

The company is registered with the Securities and Exchange Commission ("SEC", SEC File #8-69764) and is a member (CRD #283590) of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

2. Summary of Significant Accounting Policies:

Basis of Accounting:

The Company prepares its financial statements using the accrual basis of accounting. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents:

For purposes of reporting cash flows, the Company's policy is to include as cash and cash equivalents cash in bank accounts and short-term investments with original maturities of three months or less.

At various times throughout the year the Company maintained bank balances in excess of the federal insured limit. This is considered normal banking practice. The federally insured limit was $250,000 at December 31, 2017.

Federal Income Taxes:

The Company is not a taxpaying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Rather, the

Company's income is passed through to the members and the members are taxed individually on their share of the Company's earnings.

3. Uncertain Tax Positions:

Management has determined that the Company does not have any uncertain tax positions and associated unrecognized benefits or liabilities that materially impact the financial statements or related disclosures. Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subjected to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal income tax examination.

4. Related Parties:

One Hundred percent (100%) of the membership interests in Frontcourt Securities, LLC are owned by Frontcourt Group, LLC – which is wholly owned by Robert Sawicki. Frontcourt Securities, LLC has a cost sharing agreement with Frontcourt Group, LLC for rent, telephone and office expenses, which are reimbursed on a monthly basis.

5. Commitments of Contingencies:

The Company may incur claims against others and may have claims made against it due to matters arising out of the conduct of the company's business. The ultimate liability, if any, which might arise from settlement of these claims would not, in the opinion of the company's management, have a material adverse effect on the Company's financial position.

6. Net Capital:

The company does not receive any customer funds and securities and does not require the services of a clearing firm. Accordingly, pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the company is required to maintain a minimum net capital, as defined, of $5,000 and will operate under a 15c3-3 exemption from the full provisions of the customer protection rule. Net capital and net capital related ratios may fluctuate on a daily basis. At December 31, 2017, the Company had net capital of $201,162, exceeding the minimum net capital requirement of $5,000 by $196,162.

7. Subsequent Events:

Management has evaluated subsequent events through February 23, 2018, the date which the financial statements were available to be issued.

Reconciliation of the net capital computation included herein with the unaudited net capital computation included in the FOCUS Report as of December 31, 2017 disclosed no material differences.

Frontcourt Securities, LLC

Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2017

Capital:	
Member's Equity	$203,764
Non-Allowable Assets	(2602)
Net Capital Before Securities Haircuts	$201,162
Securities Haircuts	-
Net Capital	$201,162
Minimum Dollar Net Capital Requirement	5,000
Excess Net Capital	196,162
Aggregate Indebtedness	$0
Ratio of Aggregate Indebtedness to Net Capital	0

There were no material differences between the basic net capital computation included in these financial statements with those previously reported by the Company

COMPUTATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2017

Frontcourt Securities, LLC is exempt from the reserve requirements pursuant to SEC Rule 15c3-3 paragraph (k)(2)(i).

Frontcourt Securities, LLC

February 23, 2018

Frontcourt Securities, LLC claims an exemption under SEC Rule 15c3-3 paragraph (k)(2)(i). The provisions of this rule shall not be applicable to a broker or dealer who: carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Frontcourt Securities, LLC."

Based on this, Frontcourt Securities, LLC has met the identified exemption provisions in paragraph (k) throughout the most recent fiscal year.

Scott Brown

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
MAGGIE CHANG, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Frontcourt Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report for period beginning October 1, 2017 and ending December 31, 2017, in which (1) Frontcourt Securities, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Frontcourt Securities, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) Frontcourt Securities, LLC stated that Frontcourt Securities, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Frontcourt Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Frontcourt Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe Kansas

February 23, 2018